Tradeweb LLC
Statement of Financial Condition
September 30, 2018 (in thousands)

Assets		
Cash	$	43,314
Accounts receivable, net of allowance		25,767
Receivable from affiliates		789
Other assets		209
Total assets	$	70,079
Liabilities and Member's Capital		
Deferred revenue	$	44
Accounts payable and accrued expenses		4,024
Accrued compensation		17,513
Payable to affiliates		7,093
Total liabilities		28,674
Member's capital		41,405
Total liabilities and member's capital	$	70,079

The accompanying notes are an integral part of these financial statements.